FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 24 December 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND CONNECTED PERSONS

Date of Notification: 23 December 2008

Today’s date: 24 December 2008

Name of Issuer: Royal Dutch Shell plc

Date of transaction: 23 December 2008 Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Name of Directors:

Directors who have shareholdings in Royal Dutch Shell acquired under employee share plans (names listed below)

Nature of the transaction:

Dividends payable on shares already acquired under employee share plans of Royal Dutch Shell plc (RDS) have been automatically used to purchase additional shares.

Consideration for the transaction:

The consideration paid by the relevant Director for the shares in each case is the amount of the cash dividend on the existing shareholding.

Classes of security:

Royal Dutch Shell Class A –ordinary shares (“RDSA”) Royal Dutch Shell Class B –ordinary shares (“RDSB”)

Director

Jeroen van der Veer	7 RDSA (listed on Euronext Amsterdam) Consideration : EUR 134.82
Rob Routs	503 RDSA (listed on Euronext Amsterdam) Consideration : EUR 9,687.78
Malcolm Brinded	580 RDSB (listed on London Stock Exchange) Consideration : GBP 9,947

Name of contact: Mark Edwards

Phone number of contact: 020 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Company Secretary

Date: December 24, 2008